INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

LODGE YOUR VOTE

BY EMAIL

compsec@imtechltd.com

BY MAIL

Integrated Media Technology Limited
PO Box 1171
North Adelaide SA 5006
Australia

BY FAX

+61 8 8180 1858

PROXY FORM

I/We being a member(s) of Integrated Media Technology Limited and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ **the Chairman of the Meeting (mark box)**

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **12:30pm (Australian Central Daylight Time) on Tuesday, 29 April 2025 at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an ☒

Resolutions

	Resolution	For	Against	Abstain*
1	Appointment of Director: Mr. Peter J Whelan			
2	Appointment of Director: Mr. Zhiyun Tan			
3	Appointment of Director: Mr. Con Unerkov			
4	Removal of Auditor: Moore Australia Audit (VIC)			
5	Appointment of Auditor: Rajesh Sethi			

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretory	Director	Director / Company Secretory

Contact Nme

Email Address

Contact Daytime Telephone

Date (DD/MM/YY) / /

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM

YOUR NAME AND ADDRESS
This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

APPOINTMENT OF PROXY
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING
Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT
You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY
You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

SIGNING INSTRUCTIONS
You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES
If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" must be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company's share registry or via email at compsec@imtechltd.com.

LODGEMENT OF A PROXY FORM
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by **12:30pm (Australian Central Daylight Time) on Sunday, 27 April 2025,** being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxy Forms may be lodged:

BY EMAIL
Please email completed form to compsec@imtechltd.com

BY MAIL
Integrated Media Technology Limited
PO Box 1171
North Adelaide SA 5006
Australia

BY FAX
+61 8 8180 1858

IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU. THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE.